

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

David Mutryn
Chief Financial Officer
Maximus, Inc.
1600 Tysons Boulevard
McLean, VA 22102

   Re: Maximus, Inc.
     Form 10-K for Fiscal Year Ended September 30, 2022
     Filed November 22, 2022
     File No. 001-12997

Dear David Mutryn:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services